Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-221715

B. RILEY FINANCIAL, INC.
US$70,000,000 7.25% Senior Notes Due 2027
Final Term Sheet

Issuer:	B. Riley Financial, Inc.
Securities:	7.25% Senior Notes Due 2027 (the “Notes”)
Type:	SEC Registered
Trade Date:	December 6, 2017
Settlement Date:	December 13, 2017
Listing:	Expected NASDAQ “RILYG”
Size:	$70,000,000
Overallotment Option:	$10,500,000
Maturity Date:	December 31, 2027
Ratings:	The Notes have received an “A-” investment-grade rating from Egan-Jones Rating Co., an independent, unaffiliated rating agency. Ratings are not a recommendation to purchase, hold or sell notes, inasmuch as the ratings do not comment as to market price or suitability for a particular investor. The ratings are based upon current information furnished to the rating agency by the Issuer and information obtained by the rating agency from other sources. The ratings are only accurate as of the date thereof and may be changed, superseded or withdrawn as a result of changes in, or unavailability of, such information, and therefore a prospective purchaser should check the current ratings before purchasing the Notes. Each rating should be evaluated independently of any other rating.
Annual Coupon:	7.25%, paid quarterly in arrears
Interest Payment Dates:	January 31, April 30, July 31 and October 31, commencing January 31, 2018
Price to the Public:	100%
Day Count:	30/360
Optional Redemption:	December 31, 2020, in whole or in part and anytime thereafter
Minimum Denomination / Multiples:	$25.00/$25.00
CUSIP/ISIN:	05580M 405/US05580M4050
Book-Running Managers:	B. Riley FBR, Inc., Incapital LLC, Ladenburg Thalmann & Co. Inc.
Co-Managers:	Boenning & Scattergood, Inc., Wedbush Securities Inc., William Blair & Company, L.L.C.

This communication is intended for the sole use of the person to whom it is provided by the issuer.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling 1-888-295-0155. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request them from B. Riley FBR, Inc. by calling (800) 846-5050 or by emailing prospectuses@brileyfbr.com.

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